AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

04010773

9 March 2004

SUPPL

SEC MAIL RECEIVED MAR 19 2004 WASH. D.C. 181

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 5 March 2004, Re: Amsteel Corporation Berhad ("ACB") - Proposed disposal of up to 20,608,200 existing ordinary shares of RM1.00 each ("Subject Shares"), representing approximately 12% of the issued and fully paid-up share capital of SCB Developments Berhad through the open market or placements for filing pursuant to exemption No. 82-3318 granted to ACB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 3/23

Form Version 2.0

General Announcement

Reference No MM-040304-42018

Submitting Merchant Bank (if applicable) : **RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable) :
* Company name : **AMSTEEL CORPORATION BERHAD**
* Stock name : **AMSTEEL**
* Stock code : **2712**
* Contact person : **Tengku Azian Shahriman**
* Designation : **General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("Amsteel" or the "Company")
Proposed disposal of up to 20,608,200 existing ordinary shares of RM1.00 each (" Subject Shares"), representing approximately 12% of the issued and fully paid-up share capital of SCB Developments Berhad through the open market or placements

* **Contents :-**

1. **Introduction**

On 27 February 2003, the Board of Directors of Amsteel announced the completion of the disposal to SCB Developments Berhad ("SCB") of its entire equity interest in Optima Jaya Sdn Bhd ("OJSB") for consideration which, *inter alia*, involved the issuance of 23,111,000 new ordinary shares of RM1.00 each in SCB ("SCB Shares") to Amsteel, which was valued at RM4.50 per SCB share representing 13.11% of the total issued and paid-up share capital of SCB then ("Disposal of OJSB"). Please refer to the circular to the shareholders of Amsteel dated 12 July 2002 ("Subject Circular") for further information on the aforesaid transaction.

Subsequent to the issuance of the 23,111,000 SCB Shares on 27 February 2003 to Amsteel, the Company had between the aforesaid date and up to 4 March 2004 disposed of in total 2,502,800 SCB Shares in the open market.

The Board of Directors of Amsteel wishes to announce that the Company proposes to seek its shareholders' approval to dispose of the balance of the SCB Shares amounting up to 20,608,200 SCB Shares through the open market or placements ("Proposed Disposal of Subject Shares"). The shareholders' approval for the Proposed Disposal of Subject Shares shall hereafter be referred to as the "Share Disposal Mandate".

2. **Details of the Proposed Disposal of Subject Shares**

Upon completion of the Disposal of OJSB on 27 February 2003, Amsteel held 23,111,000 SCB Shares. Subsequently, Amsteel had on 5 December 2003 announced that it had between 1 July 2003 and 4 December 2003 disposed of 1,787,900 SCB Shares at an average price of RM4.26 per SCB Share representing 1.01% of the issued and paid-up share capital of SCB then. Thereafter, up to 4 March 2004, Amsteel had disposed of a further 714,900 SCB Shares at an average price of RM4.71 per SCB Share.

The said disposals were direct business transactions through stockbrokers and were disposed of free from all liens, pledges, charges and other encumbrances. The aggregate gross sale proceeds arising from the said disposals of approximately RM10.98 million were utilised for repayment to the Itochu group of companies for the construction of the Novotel Century Kuala Lumpur hotel.

RHB Sakura Merchant Bankers Berhad Corporate Finance

Subsequent to the said disposals, Amsteel proposes to dispose of the remaining SCB Shares of up to 20,608,200 Shares representing approximately 12% of the issued and paid-up share capital of SCB through the open market or placements. The Proposed Disposal of Subject Shares shall be at prices which shall not be more than 10% discount to the 5-day weighted average market prices of the SCB Shares preceding the relevant dates of the disposals.

However, the Directors of Amsteel will endeavour to, *inter alia*, secure the best price possible for the SCB Shares after taking into consideration the prevailing equity market conditions and sentiments.

The original cost and date of investment of the Subject Shares are RM4.50 per SCB Share and 27 February 2003 respectively.

The Subject Shares are proposed to be disposed of free from all liens, pledges, charges and other encumbrances and with all rights attaching thereto including, without limitation, all rights, bonuses and dividends where the "Record Date" is after the relevant effective date(s) of the disposal(s). "Record Date" means the date as at the close of business on which shareholders must be registered in the Record of Depositors with Malaysian Central Depository Sdn Bhd in order to participate in any dividends, rights, allotments or other distributions.

Amsteel will cease to hold any SCB Shares upon the completion of the Proposed Disposal of Subject Shares.

3. **Information on SCB**

SCB was incorporated in Malaysia on 16 February 1911 as a public company under the name of Selangor Coconuts Berhad. Subsequently, the Company was listed on the Main Board of the Kuala Lumpur Stock Exchange on 1 August 1973 and assumed its present name on 6 July 1995.

According to the announcement made by SCB on 28 February 2004, SCB's authorised share capital as at 31 December 2003 was RM200,000,000 comprising 200,000,000 ordinary shares of RM1.00 each whilst its issued and paid-up share capital was RM176,346,464 comprising 176,346,464 ordinary shares of RM1.00 each.

SCB recorded an unaudited consolidated profit after tax and minority interest of RM87.23 million for the financial year ended 31 December 2003 and unaudited consolidated net tangible assets ("NTA") per share of RM4.78 as at 31 December 2003.

The principal activities of SCB and its subsidiaries are property development, property investment, cultivation and processing of natural rubber and oil palm. The principal activities of its associated companies are agricultural research, advisory services and property investment.

4. **Rationale for the Proposed Disposal of Subject Shares**

As stated in Section 4 of the Subject Circular, the Disposal of OJSB had enabled the Amsteel Group to convert its investment in the Novotel Century Kuala Lumpur Hotel into a combination of cash and a more liquid security in the form of SCB Shares. However, it is not Amsteel's intention to hold the SCB Shares on a long-term basis or for investment purposes. The Directors of Amsteel propose to divest the SCB Shares at the appropriate time and price to raise funds to settle the amounts owing to the Itochu Group for the construction of the Novotel Century Kuala Lumpur Hotel.

In view of the improving equity market conditions, the Directors of Amsteel are of the view that the Share Disposal Mandate will enable Amsteel to effect the disposal of the SCB Shares at the opportune time, and eliminate the need to convene separate general meetings whenever applicable to seek shareholders' approval for Amsteel to dispose the SCB Shares. This would substantially reduce the expenses incurred with the convening of general meetings, and allow manpower resources and time to be channelled towards attaining the Amsteel Group's other corporate objectives.

The final completion date of the Proposed Disposal of Subject Shares will depend on the actual market prices of the SCB Shares. In deciding the timing of the sale of the SCB Shares, the Directors of Amsteel will consider equity market conditions and sentiments with the objective of securing the best price(s)

possible for the SCB Shares as well as adhering to the repayment schedule agreed with Itochu Group where the final repayment is due in 2009, and therefore final completion of the Proposed Disposal of Subject Shares is expected to be no later than 2009. In this regard, Amsteel would make the appropriate announcement(s) as and when any of the SCB Shares are disposed of.

For illustrative purposes only, based on the 5-day weighted average share market prices of the SCB Shares up to 4 March 2004 of RM4.720 per SCB Share, the Proposed Disposal of Subject Shares would provide the Amsteel Group with a potential gain of approximately RM4.5 million or a potential cashflow of approximately RM97.3 million which shall be utilised for the repayment of the amounts owing to the Itochu Group for the construction of the Novotel Century Kuala Lumpur Hotel.

As at 29 February 2004, the amount owing by Amsteel to the Itochu Group is approximately RM99.7 million.

5. Financial Effects of the Proposed Disposal of Subject Shares

5.1 Share Capital and Major Shareholders' Shareholdings

The Proposed Disposal of Subject Shares will not have any effect on the share capital and shareholdings of Amsteel's major shareholders.

5.2 Earnings and NTA

The actual financial impact of the Proposed Disposal of Subject Shares on the NTA and earnings of Amsteel will depend on the actual selling price of the SCB Shares and the quantum of the SCB Shares to be disposed of.

6. Condition for the Proposed Disposal of Subject Shares

The Proposed Disposal of Subject Shares is subject to the approval of the shareholders of Amsteel at an extraordinary general meeting to be convened.

7. Directors' and Major Shareholders' Interest

None of the Directors and major shareholders of Amsteel and persons connected with them, has any interest, direct or indirect, in the Proposed Disposal of Subject Shares.

8. Board of Directors' opinion on the Proposed Disposal of Subject Shares

The Directors of Amsteel are of the opinion that the Proposed Disposal of Subject Shares is in the best interests of the Company.

9. Compliance with the Securities Commission's Policies and Guidelines of Issue/Offer of Securities

The Proposed Disposal of Subject Shares is not subject to the approval of the Securities Commission ("SC") and does not fall under the SC's Policies and Guidelines of Issue/Offer of Securities or any amendments thereof.

This announcement is dated 5 March 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Reliance
Industries Limit

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 0
Tel. : 3041 1841 / 3041 1821 Fax : 3041 10

March 18, 2004

Re: **Reliance Industries Limited 12g3-2(b) Exemption**

Michael Pressman
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Dear Mr. Pressman:

I am writing to you regarding Reliance Industries Limited ("**Reliance**") and its application to re-establish an exemption from the reporting obligations under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), pursuant to Rule 12g3-2(b) under the Exchange Act.

On December 18, 2003, Reliance submitted a letter along with supporting documentation to the Securities and Exchange Commission (the "**SEC**") in order to re-establish this exemption. Based on telephone conversations between yourself and Davis Polk & Wardwell ("**Davis Polk**"), Reliance is now aware at the senior management level that it did not furnish information required pursuant to Rule 12g3-2(b)(1) since its exemption was re-established in 1996. In reviewing this matter internally, Reliance believes that the failure to provide information to the SEC since 1996 was the result of inadvertence, due in part to staff turnover in Reliance's Group Corporate Secretarial Division.

The senior management of Reliance has been fully apprised of this situation and recognizes its serious nature. Reliance is committed to do everything that is necessary to resolve this matter and to maintain the exemption in the future. Reliance's senior management have thoroughly discussed this matter internally and with Davis Polk. Based on those discussions, Reliance understands what documents are required to be furnished to the SEC and proposes to establish internal procedures and external assistance to ensure that all future information required to be furnished pursuant to Rule 12g3-2(b)(1) will be provided to the SEC in a timely manner.

Reliance has nominated an officer Vice President – Corporate Secretarial in Reliance's Corporate Secretarial Division who will be in charge of complying with the ongoing requirements under Rule 12g3-2(b) and will distribute all information to the SEC. When information is distributed to Indian stock exchanges or Reliance's

shareholders, or is otherwise made public in India, the Secretarial Office: will notify the Joint Company Secretary, the head of Reliance's Secretarial Department within 24 hours that such information has also been forwarded to the SEC

To ensure that members of Reliance's senior management are aware of ongoing compliance, Reliance will initiate additional internal notification and certification procedures. Every month, Joint Company Secretary, the head of department from Reliance's Secretarial Department will provide a written certification to me, as head of Reliance's Group Corporate Secretarial Division, with a description of all information that has been forwarded to the SEC. Every quarter, I, or Reliance's Company Secretary, will provide a written certification to Reliance's board of directors that Reliance has complied with the requirements of Rule 12g3-2(b).

Please note that at Reliance, the corporate secretary is a senior management position. The corporate secretary is responsible for all compliance matters and sits in on all meetings of the board of directors.

In addition to these internal procedures, Reliance has asked Davis Polk to assist in monitoring Reliance's ongoing compliance with Rule 12g3-2(b). This assistance would be for an initial period of one year, which may be extended.

On behalf of Reliance, I hope that these procedures demonstrate to the staff of the SEC that Reliance is committed to satisfying its obligations under the Exchange Act. Accordingly, we respectfully request you to consider Reliance's letter dated December 18, 2003 to re-establish its exemption under Rule 12g3-2(b). For your reference, I have attached hereto copies of information required under Rule 12g3-2(b) relating to Reliance since our December letter. If you have any questions or wish to have any additional information, please feel free to contact me (+91.22.3041.1841) or David Wells at Davis Polk in London (+44.207.418.1320).

Sincerely,

[signature]

K. Sethuraman
Vice President, Reliance
Group Corporate Secretarial

/enc.

cc: David M. Wells, Davis Polk & Wardwell

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

15, AVENUE MATIGNON
75008 PARIS

99 GRESHAM STREET
LONDON EC2V 7NG
TELEPHONE 020 7 418 1300
FAX 020 7 418 1400

WRITER'S DIRECT
020 7418 1348

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

3 March 2004

Re: **Reliance Industries Limited 12g3-2(b) Application**

Michael Pressman
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Dear Mr. Pressman:

Pursuant to our telephone conversation earlier today, I am writing to provide you with additional information relating to Reliance Industries Limited, an Indian company ("**Reliance**"). Reliance furnished information to the Securities and Exchange Commission ("**SEC**") in a letter dated December 18, 2003 in order to re-establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), pursuant to Rule 12g3-2(b) under the 1934 Act. On behalf of Reliance, I hereby submit supplemental information in relation to Reliance's 12g3-2(b) application for exemption.

In a telephone conversation with my colleagues, David Wells and Adam Wells, in early January 2004, you asked at what point since Reliance's previous 12g3-2(b) exemption lapsed did Reliance have more than 300 shareholders resident in the United States. Reliance has confirmed that at no point since the previous 12g3-2(b) exemption lapsed did Reliance have less than 300 shareholders resident in the United States.

As a supplement to the information provided in paragraph 1 of the December letter, to the best of Reliance's knowledge, the number of holders of Reliance equity shares resident in the United States is 486 and the number of participants in the Depository Trust Company ("**DTC**") who hold global depository receipts is 48. For your reference, attached please find the list of participants as supplied by DTC.

As a supplement to the information provided in paragraph 2 of the December letter, I am including information regarding a portfolio investment

(LN) 17541/001/12G3/sec.fax.03.03.04.doc

Reliance
Industries Limited
Old ICI Godown, Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 463 1851, Fax : 463 1069

Please inform your members accordingly.

You are also requested to forward us the complete procedure and list of documents to be submitted for listing of the said shares at the earliest.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

Rohit C. Shah
Vice President and Company Secretary

cc to:(1) The Secretary
Ahmedabad, Bangalore, Calcutta, Cochin, Kanpur, Madras, New Delhi, Pune and National Stock Exchange
(2) National Securities Depository Limited
(3) Central Depository Services (India) Limited
(4) Luxembourg